Mega Matrix Corp.

3000 El Camino Real, Bldg. 4, Suite 200

Palo Alto, CA 94306

650-340-1888

September 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	Mega Matrix Corp.
Registration Statement on Form S-3 (File No.: 333-281747)

Request for Acceleration
Requested Date: September 9, 2024
Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-281747) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on September 9, 2024, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our counsel John Yung of Lewis Brisbois Bisgaard & Smith LLP at (916) 646-8288.

Very Truly Yours,

Mega Matrix Inc.

By:	/s/ Yucheng Hu
Name:	Yucheng Hu
Title:	Chief Executive Officer